SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 13E-3
           Rule 13e-3 Transaction Statement under Section 13(e) of the
                         Securities Exchange Act of 1934
                               (Amendment No. 3)
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                              DAVE & BUSTER'S, INC.
                       (Name of Subject Company (issuer))

                D&B ACQUISITION SUB, INC.          INVESTCORP S.A.
                D&B HOLDINGS I, INC.               DAVE & BUSTER'S, INC.
                DAVID O. CORRIVEAU                 JAMES W. CORLEY
                WALTER S. HENRION                  WILLIAM C. HAMMETT, JR.

                        (Name of Filing Person (offeror))

                     Common Stock, Par Value $0.01 Per Share
                          (including associated rights)
                         (Title of Class of Securities)

                                    23833N104
                      (CUSIP Number of Class of Securities)

                                   Simon Moore
                                    President
                            D&B Acquisition Sub, Inc.
                         c/o Gibson, Dunn & Crutcher LLP
                                 200 Park Avenue
                               New York, NY 10166
                                 (212) 351-4000
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                    Copy to:
                            E. Michael Greaney, Esq.
                             Sean P. Griffiths, Esq.
                           Gibson, Dunn & Crutcher LLP
                                 200 Park Avenue
                               New York, NY 10166
                                 (212) 351-4000

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This statement is filed in connection with (check the appropriate box):

    a. [x] The filing of solicitation materials or an information statement subject to Regulation 14A (sections 240.14a-1 through 240.14b-2), Regulation 14C (sections 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (section 240.13e-3(c)) under the Securities Exchange Act of 1934
       (the "Act").
    b. [ ] The filing of a registration statement under the Securities Act of 1933.
    c. [ ] A tender offer.
    d. [ ] None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box(a) are preliminary copies: [ ]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [x]

                            CALCULATION OF FILING FEE
================================================================================
     Transaction Valuation*                    Amount of Filing Fee
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     $ 193,919,970                             $ 17,848
================================================================================

     * Estimated for purposes of calculating the amount of the filing fee only, based upon the sum of (a) the product of the 12,224,734 shares of common stock to be acquired for cash and the merger consideration of $13.50 per share, (b) the cumulative total of the difference between the merger consideration of $13.50 per share and the exercise price per share of each of the 1,917,265 shares of common stock subject to outstanding options in which the exercise price per share is less than the merger consideration per share, and (c) the market value of the 1,150,515 shares to be acquired in exchange as determined in accordance with Regulation 0-11(a)(4) of the Securities Exchange Act of 1934.

    [x] Check box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:   $ 19,923.02      Filing Party:   Dave & Buster's, Inc.
Form or Registration No.: Schedule 14-A    Date Filed:     July 29, 2002


     This Amendment No. 3 to Schedule 13E-3 amends and supplements the Statement on Schedule 13E-3 filed with the Securities and Exchange Commission (the "SEC") on July 29, 2002, and amended by Amendment No. 1 to Schedule 13E-3 filed with the SEC on September 11, 2002, and by Amendment No. 2 to Schedule 13E-3 filed with the SEC on October 2, 2002 (as amended and supplemented, the "Schedule 13E-3"), by Dave & Buster's, Inc., a Missouri Corporation ("D&B"), D&B Holdings I, Inc., a Delaware corporation ("D&B Holdings") formed at the direction of Investcorp S.A. ("Investcorp"), Investcorp, a Luxembourg corporation, D&B
Acquisition Sub, Inc., a Missouri corporation ("D&B Acquisition") and wholly owned subsidiary of D&B Holdings, David O. Corriveau, James W. Corley, Walter S. Henrion, and William C. Hammett, Jr. This Schedule 13E-3 relates to the
Agreement  and Plan of  Merger,  dated  May 30,  2002,  as  amended by the First
Amendment  to the  Merger  Agreement,  dated  July 12,  2002,  and by the Second
Amendment to the Merger Agreement, dated September 30, 2002, (the "Merger Agreement"), among D&B, D&B Holdings and D&B Acquisition.

     The information in the preliminary proxy statement filed with the SEC by D&B on July 29, 2002, as amended on September 11 and October 2, 2002, including all appendices thereto (the "Proxy Statement"), is expressly incorporated herein by reference in response to all items of this Schedule l3E-3. The Proxy Statement was filed in preliminary form, subject to completion or amendment. Capitalized terms used but not defined in this statement shall have the meanings given to them in the Proxy Statement.

     ITEM 11. ADDITIONAL INFORMATION.

     Item 11 is hereby supplemented by including the following:

     On October 24, 2002, D&B, D&B Holdings and D&B Acquisition mutually agreed to terminate the Merger Agreement, and D&B issued a press release to announce the termination. No definitive proxy materials were filed with the SEC, nor was any shareholder action solicited with respect to the Merger Agreement.

     ITEM 16. Exhibits.

     (a)(3) Press release issued by D&B on October 25, 2002.

     (d)(9) Letter Agreement, dated as of October 28, 2002.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 29, 2002
                                            D&B ACQUISITION SUB, INC.



                                            By:      /s/  Simon Moore
                                                  ------------------------------
                                                  Name: Simon Moore
                                                  Title:   President



                                             D&B HOLDINGS I, INC.



                                             By:      /s/  Simon Moore
                                                  ------------------------------
                                                  Name: Simon Moore
                                                  Title: President



                                             INVESTCORP S.A.



                                             By:      /s/  Gary Long
                                                  ------------------------------
                                                   Name:  Gary Long
                                                   Title: Authorized Executive



                                              DAVE & BUSTER'S, INC.



                                              By:      /s/  David O. Corriveau
                                                   -----------------------------
                                                    Name: David O. Corriveau
                                                    Title: President



                                             /s/  David O. Corriveau
                                             -----------------------------------
                                              David O. Corriveau




                                             /s/  James W. Corley
                                            ------------------------------------
                                              James W. Corley


                                            /s/  Walter S. Henrion
                                            ------------------------------------
                                              Walter S. Henrion




                                            /s/  William C. Hammett, Jr.
                                            ------------------------------------
                                              William C. Hammett, Jr.

                                  Exhibit Index


     Exhibit Number            Description
     ---------------           ------------
     (a)(3)                    Press release issued by D&B on October 25, 2002.

     (d)(9)                    Letter Agreement, dated as of October 28, 2002.